UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report
________________________________________________________________________________________________________________________________
Delphi Automotive PLC
(Exact name of registrant as specified in its charter)
________________________________________________________________________________________________________________________________

Jersey	001-35346	98-1029562
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Courteney Road Hoath Way Gillingham, Kent ME8 0RU United Kingdom
(Address of Principal Executive Offices)(Zip Code)

David M. Sherbin (248)-813-2000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Delphi Automotive PLC (“Delphi” or the “Company”) is a leading global vehicle components manufacturer and provides electrical and electronic, powertrain, active safety and thermal technology solutions to the global automotive and commercial vehicle markets.

After performing the steps required by Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”), Delphi has concluded in good faith that during the year ended December 31, 2013, it manufactured products as to which Conflict Minerals (as defined in the Rule) were necessary to the functionality or production of such products.

Accordingly, Delphi has filed this Specialized Disclosure Form (Form SD) and the attached Conflict Minerals Report. Both reports, as well as the Company’s Conflict Minerals policy, are publicly available at www.delphi.com. The information contained on Delphi’s website is not a part of this Form SD and is not deemed incorporated by reference into this Form SD or any other public filing made with the Securities and Exchange Commission.

Item 1.02	Exhibit

A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.02 hereto and is publicly available at www.delphi.com.

Section 2 – Exhibits

Item 2.01	Exhibit

Exhibit 1.02 - Conflict Minerals Report of Delphi Automotive PLC for the period January 1 to December 31, 2013, as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date:	May 30, 2014	DELPHI AUTOMOTIVE PLC

		By:	/s/David M. Sherbin
David M. Sherbin
Senior Vice President, General Counsel, Secretary and Chief Compliance Officer